# REWALK ROBOTICS LTD.

## PROXY FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

## TO BE HELD ON DECEMBER 15, 2014

## THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS ("BOARD")

The undersigned hereby constitutes and appoints Jeff Dykan, Larry Jasinski and Ami Kraft and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of ReWalk Robotics Ltd. (the "**Company**"), held of record in the name of the undersigned at the close of business on November 6, 2014, at an Extraordinary General Meeting of Shareholders of the Company (the "**Meeting**") to be held at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, 36th floor, Tel Aviv, Israel, on December 15, 2014 at 4:00 p.m. (Israel time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders (the "**Notice**") and Proxy Statement, dated November 10, 2014, relating to the Meeting (the "**Proxy Statement**").

**This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no instructions are indicated with respect to a specific proposal or all proposals described below, this Proxy will be voted "FOR" each proposal. Should any other matter requiring a vote of shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interests of the Company. Any and all proxies given by the undersigned prior to this Proxy are hereby revoked.**

**(Continued and to be signed on the reverse side.)**

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

# REWALK ROBOTICS LTD.

**December 15, 2014, 4 p.m. (Israel time)**

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL THE PROPOSALS BELOW.**
**PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒**

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Meeting.

**By signing this Proxy, the undersigned hereby certifies that the undersigned is not a controlling shareholder of the Company and has no "personal interest" under the Israeli Companies Law in any of the Proposals herein. See Proposal No. 1 of the Proxy Statement for more information, including how to indicate the existence of a personal interest.**

1. To ratify the election of the following members of our Board of Directors as external directors:

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| Glenn Muir | ☐ | ☐ | ☐ |
| Dr. John William Poduska | ☐ | ☐ | ☐ |

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| 2. Approval of a compensation policy for our directors and officers. | ☐ | ☐ | ☐ |
| 3. Approval and ratification of option grants to our directors who are neither external directors nor employed by us. | ☐ | ☐ | ☐ |
| 4. Approval of the compensation of our external directors: | ☐ | ☐ | ☐ |
| 5. Approval of RSU grants to our directors: | | | |
| a. Approval of RSU grant to Jeff Dykan. | ☐ | ☐ | ☐ |
| b. Approval of RSU grant to Dr. Hadar Ron. | ☐ | ☐ | ☐ |
| c. Approval of RSU grant to Asaf Shinar. | ☐ | ☐ | ☐ |
| d. Approval of RSU grant to Wayne B. Weisman. | ☐ | ☐ | ☐ |
| e. Approval of RSU grant to Aryeh (Arik) Dan. | ☐ | ☐ | ☐ |
| f. Approval of RSU grant to Yasushi Ichiki. | ☐ | ☐ | ☐ |
| g. Approval of RSU grant to Glenn Muir. | ☐ | ☐ | ☐ |
| h. Approval of RSU grant to Dr. John William Poduska. | ☐ | ☐ | ☐ |
| 6. Approval of a bonus plan for our Chief Executive Officer and our President and Chief Technology Officer. | ☐ | ☐ | ☐ |
| 7. Approval of an IPO cash bonus, option grants and RSU grants to our Chief Executive Officer. | ☐ | ☐ | ☐ |

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

**Note:** Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.